FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _____X_____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

Contact: Dan Suesskind
                        Chief Financial Officer
                        Teva Pharmaceutical Industries Ltd.
                        (011) 972-2-589-2840
                George Barrett
                        President and CEO
                        Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                Liraz Kalif / Kevin Mannix
                        Investor Relations
                        (011) 972-3-926-7554 / (215) 591-8912

TEVA ANNOUNCES APPROVAL OF DESMOPRESSIN ACETATE TABLETS

Jerusalem, Israel, January 29, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted final approval for the Company's ANDA for Desmopressin Acetate Tablets, 0.1 mg and 0.2 mg.

Teva's Desmopressin Acetate Tablets are the AB-rated generic equivalent of Aventis' DDAVP® Tablets, a product indicated for management of central diabetes insipidus, temporary polyuria and polydipsia following head trauma or surgery in the pituitary region, and primary nocturnal enuresis.

Total annual sales of the product, including brand and generic sales, are approximately $202 million.

Teva is currently in patent litigation concerning this product in the U.S. District Court for the District of Delaware.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.　　　　　Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:　　　/s/　Dan Suesskind
　　　　　Name: Dan Suesskind
　　　　　Title: Chief Financial Officer

Date: January 29, 2006